UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of June 2021
_______________________
Commission File Number 000-28998
ELBIT SYSTEMS LTD.
(Translation of registrant’s name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference are two press releases of the registrant which are dated June 17, 2021.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

In addition, this Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by Elbit Systems Ltd. with the Israeli Securities Authority, including without limitation the Shelf Prospectus filed by Elbit Systems Ltd. with the Israeli Securities Authority on September 29, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Adi Pinchas Confino
Name:	Adi Pinchas Confino
Title:	Corporate Secretary

Date: June 17, 2021

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated June 17, 2021
2.	Press Release dated June 17, 2021

Exhibit 1

Elbit Systems German Subsidiary Awarded $23 Million Contract to Supply E-LynX Multi-Channel Radios to the Swedish Army

Haifa, Israel, June 17, 2021 – Elbit Systems Ltd. (NASDAQ: ESLT, TASE: ESLT) (“Elbit Systems” or “the Company”) announced today that its German subsidiary, Elbit Systems Deutschland GmbH & Co. KG, was awarded an approximately $23 million follow-on contract by the Swedish Defence Material Administration (“FMV”) for the supply of additional Software Defined Radios (“SDRs”) for the Swedish Armed Forces. The contract will be performed over a period of 30 months.

Further to previous orders received since 2016 from FMV, Elbit Systems will now supply additional E-LynXTM SDR vehicular dual channel configurations, as well as vehicular configurations in full duplex multi-channel technology, as part of Sweden’s tactical radio upgrade program. The E-LynX family of SDR is designed in an open architecture approach, featuring unique waveforms and enabling the adoption of European and NATO waveforms. The E-LynX SDR solution was selected by several Armed Forces across Europe including Switzerland, Spain and other NATO countries.

Haim Delmar, General Manager of Elbit Systems C4I & Cyber, said: “We appreciate the trust placed in our digital communication capabilities by the Swedish Armed Forces, attesting to the technological quality and credibility of our solution. Sweden is an important market for Elbit Systems, and we hope to continue in growing our activities in Sweden”.

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com

IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com
This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

Exhibit 2

Elbit Systems U.S. Subsidiary Awarded $29 Million in Orders Under ID/IQ Contract to Upgrade U.S. Army Pilots Night Vision Systems

Haifa, Israel, June 17, 2021 – Elbit Systems Ltd. (NASDAQ: ESLT, TASE: ESLT) (“Elbit Systems”) announced today that its U.S. subsidiary, Elbit Systems of America, LLC ("Elbit Systems of America"), recently was awarded two orders with an aggregate value of approximately $29 million by the U.S. Army’s Program Executive Office (PEO) Soldier under an Indefinite Delivery/Indefinite-Quantity (ID/IQ) contract issued in 2020. The orders will be executed from the Elbit Systems of America facility in Roanoke, Virginia with deliveries through September 2021.

Under the orders, Elbit Systems of America will upgrade the U.S. Army active duty and National Guard rotary-wing aviation units’ AN/AVS-6 Aviator’s Night Vision Imaging Systems (ANVIS) with high performance white phosphor image intensifier tubes. The night vision upgrade to the U.S. Army fleet’s legacy ANVIS goggles will replace the existing green image intensification. White phosphor enhances the ANVIS goggles as it presents visuals in black and white detail, which may appear more natural to the eye. The new image intensification tubes will also provide better contrast, along with high image resolution at greater distances for pilots.

Raanan Horowitz, President and CEO of Elbit Systems of America, said: “U.S. Army pilots can successfully achieve their mission and fly with confidence in any light conditions. Upgrading the U.S. Army aviation fleet’s goggles to high performance white phosphor provides improved clarity. Whether soldiers are on the ground or in the air, our team is committed to providing advanced capabilities to the U.S. Army to suit their evolving night vision needs.”

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com

IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.